Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME): 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME): 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE TO THE MARKET

Gerdau S.A. and Metalúrgica Gerdau S.A. (jointly, “Companies”) hereby inform their shareholders and the market that, in connection with the Notice to the Market disclosed on August 19, 2021, the corporate restructuring involving their Mexican subsidiary Sidertúl, S.A. de C.V. (“Sidertúl”) and Aceros Corsa, S.A. de C.V. (“Aceros Corsa”) and Gerdau Corsa, S.A.P.I. de C.V. (“Gerdau Corsa”), both located in Mexico and subsidiaries of the Companies jointly with the group formed by Corcre, S.A.P.I. de C.V. and Juan Angel Cordova Creel (jointly, “Grupo Córdova”), has concluded.

The corporate restructuring was approved by shareholders of the companies involved and by the Comisión Federal de Competencia Económica – COFECE (Mexican antitrust agency), and will produce effects as from December 1, 2021.

The merger of Sidertúl and Aceros Corsa with Gerdau Corsa (“Merger”) is part of the process to reorganize and simplify the ownership structure in Mexico in order to (i) strengthen the financial structure of Gerdau Corsa by reducing leverage and financial expenses; (ii) centralize the core business activities, resulting in greater operational efficiency at the companies involved; and (iii) optimize internal processes to generate synergies and economies of scale by reducing administrative, operating and tax expenses.

As a result of the Merger, Gerdau S.A. will indirectly hold 75% interest in Gerdau Corsa, retaining its shared control of the latter with Grupo Córdova. The corporate restructuring will also underscore the Companies’ commitment to their operations in Mexico, an important and strategic region for their long-term vision.

São Paulo, November 30, 2021.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer